                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                    ------------

                                    SCHEDULE 13D
                                   (RULE 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)

                 AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                 (AMENDMENT NO. 5)(1)

                                   Dynegy Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   26816L 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

               Jack S. Mustoe                         Alan Talkington
          Senior Vice President, Legal       Orrick, Herrington & Sutcliffe LLP
 and General Counsel NOVA Chemicals Corporation      400 Sansome Street
            645 Seventh Avenue S.W.               San Francisco, CA  94111
          Calgary, Alberta Canada T2P 4G8               (415) 773-5762
                  (403) 290-7636
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 14, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.
                           (Continued on following pages)


                                (Page 1 of 9 Pages)

----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------                             ------------------------
CUSIP NO. 26816L 10 2                 13D                     PAGE 2 OF 8 PAGES
--------------------------                             ------------------------

--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            NOVA Gas Services (U.S.) Inc.


-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                   (b)  /X/
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
            WC, OO

-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                             / /
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

-------------------------------------------------------------------------------
   NUMBER OF            7 SOLE VOTING POWER             38,789,876
  SHARES WITH          --------------------------------------------------------
 BENEFICIALLY           8 SHARED VOTING POWER           0
   OWNED BY            --------------------------------------------------------
     EACH               9 SOLE  DISPOSITIVE POWER       38,789,876
   REPORTNG            --------------------------------------------------------
    PERSON             10 SHARED DISPOSITIVE POWER      0
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            38,789,876

-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  /X/

-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%

-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
            CO

-------------------------------------------------------------------------------

--------------------------                             ------------------------
CUSIP NO. 26816L 10 2                 13D                     PAGE 3 OF 8 PAGES
--------------------------                             ------------------------

-------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            NOVA Chemicals Corporation


-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                   (b)  /X/
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
            WC, OO

-------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                             / /
-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Alberta, Canada

-------------------------------------------------------------------------------
   NUMBER OF       7 SOLE VOTING POWER             0
    SHARES       -------------------------------------------------------------
 BENEFICIALLY
                   8 SHARED VOTING POWER           38,789,876
   OWNED BY      -------------------------------------------------------------
     EACH          9 SOLE  DISPOSITIVE POWER       0
   REPORTNG      -------------------------------------------------------------
  PERSON WITH     10 SHARED DISPOSITIVE POWER      38,789,876

-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            38,789,876
-------------------------------------------------------------------------------
 12
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  /X/

-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%

-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
            HC
-------------------------------------------------------------------------------

--------------------------                             ------------------------
CUSIP NO. 26816L 10 2                 13D                     PAGE 4 OF 8 PAGES
--------------------------                             ------------------------

          NOVA Gas Services (U.S.) Inc. (the "Reporting Person") and NOVA Chemicals Corporation (known prior to January 1, 1999 as NOVA
Corporation), an Alberta, Canada corporation ("NOVA") and the ultimate parent of the Reporting Person, hereby amend the single joint statement on
Schedule 13D, as amended by Amendments 1, 2, 3 and 4 (the "Schedule 13D"), filed with the Securities and Exchange Commission, which statement relates to the shares of Common Stock, par value $0.01 (the "Common Stock"), of Dynegy Inc. (known prior to July 6, 1998 as NGC Corporation), a Delaware corporation (the "Issuer") as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 shall be deleted and replaced with the following:

          (a, b, c and f) This Statement is being filed by (i) NOVA Gas Services (U.S.) Inc., a Delaware corporation (the "Reporting Person"), and
(ii) NOVA Chemicals Corporation (known prior to January 1, 1999 as NOVA Corporation), an Alberta, Canada, corporation ("NOVA"). The Reporting Person is a wholly owned subsidiary of NOVA Investments (U.S.) Inc. which is, in turn, a wholly owned subsidiary of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltee., which is, in turn, a wholly owned subsidiary of NOVA Petrochemicals Ltd., which is in turn a wholly owned subsidiary of NOVA. The principal office of the Reporting Person is 400 Frankfort Road, Monaca, Pennsylvania 15601. The principal office of NOVA is 645 Seventh Avenue S.W., Calgary, Alberta T2P 4G8 Canada.

          The principal business of the Reporting Person is to hold NOVA's U.S. gas services investments. The principal business of NOVA is the manufacturing and marketing of commodity chemicals.

          Schedules I and II which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the officers and directors of the Reporting Person and NOVA, respectively.

          (d) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------                             ------------------------
CUSIP NO. 26816L 10 2                 13D                     PAGE 5 OF 8 PAGES
--------------------------                             ------------------------

ITEM 4.   PURPOSE OF TRANSACTION.

The following shall be added before the last paragraph of Item 4:

          On June 14, 1999, the Issuer and Illinova Corporation, an Illinois corporation ("Illinova"), announced the execution of an Agreement and Plan of Merger (the "Merger Agreement") and other definitive agreements providing for the combination (the "Merger") of Illinova and the Issuer. In connection with the Merger Agreement, the Reporting Person entered into a Voting Agreement (the "Dynegy Voting Agreement") in which it, among other things, agreed, subject to the terms thereof (i) to vote in favor of the Merger, (ii) to vote against certain other transactions, (iii) to waive any provisions of the New NGC Stockholders Agreement with respect to actions contemplated by the Merger Agreement and (iv) to not sell, pledge or otherwise transfer any of the shares of Common Stock. The Dynegy Voting Agreement terminates upon the first to occur of the termination of the Merger Agreement and the date of the consummation of the Merger. The Merger Agreement and the Dynegy Voting Agreement are attached as Exhibits 15 and 16, respectively.

          Under the terms of the Merger Agreement, the Issuer's stockholders may elect to convert their shares of Common Stock into cash (at a fixed price of $16.50 per share of Common Stock) or common shares of the combined company (at a fixed exchange ratio of 0.69 shares of the combined company for every share of Common Stock). The Reporting Person has agreed to elect to convert its shares of Common Stock into cash in the Merger pursuant to the Affiliate Agreement attached as Exhibit 18. However, if there is insufficient cash for the combined company to exchange all of the Reporting Person's shares of Common Stock into cash (due to other stockholders electing cash), then the remainder of such shares of Common Stock shall be exchanged for convertible preferred stock (the "Preferred Stock") of the combined company. The amount of Preferred Stock to be received by the Reporting Person will depend on the amount of cash elected by the other stockholders of the Issuer and on the market price of Illinova common shares prior to the closing of the Merger. The terms of the Preferred Stock are described in the Statement of Resolution Establishing Series of Series A Convertible Preferred Stock attached as Exhibit B to the Merger Agreement. The Reporting Person also will receive registration rights covering its Preferred Stock and the common stock of the combined company into which the Preferred Stock may be converted. The Registration Rights Agreement is attached as
Exhibit 17.

          The foregoing descriptions of the Merger Agreement, the Dynegy Voting Agreement, the Registration Rights Agreement and the Affiliate Agreement are qualified in their entirety by reference to the complete copies of such agreements attached or incorporated by reference as exhibits below.

--------------------------                             ------------------------
CUSIP NO. 26816L 10 2                 13D                     PAGE 6 OF 8 PAGES
--------------------------                             ------------------------

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

Item 5 shall be deleted and replaced with the following:

      (a) In computing their respective aggregate percentage ownership of Common Stock and the percentages of Common Stock owned by the other parties to the New NGC Stockholders Agreement for purposes of this
          Schedule 13D, the Reporting Person and NOVA have relied on the quarterly report on Form 10-Q for the quarterly period ended
          March 31, 1999, (Commission File No.1-11156) in which the Issuer reported that 152,864,662 shares of Common Stock were outstanding. As of the close of business on June 14, 1999, the Reporting Person was the beneficial owner of 38,789,876 shares of Common Stock, constituting approximately 25.4% of the shares of Common Stock outstanding.

          NOVA does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

          To the knowledge of the Reporting Person and NOVA, only the following persons listed on Schedules I and II owns any of the Issuer's shares of Common Stock:

                        Name                   Number of Shares
                        ----                   ----------------
                 Jeffrey M. Lipton                     10,251*
                 A. Terence Poole                       6,189
                 Jack S. Mustoe                         2,757
                 Robert L. Pierce                         500

          *Includes 800 shares held indirectly.

          The Reporting Person and NOVA disclaim ownership of any such shares of Common Stock.

      (b) Subject to its obligations under the agreements described in this
          Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,789,876 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights, NOVA may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

--------------------------                             ------------------------
CUSIP NO. 26816L 10 2                 13D                     PAGE 7 OF 8 PAGES
--------------------------                             ------------------------

     (c) The Reporting Person had no transactions in the shares of Common Stock in the sixty-day period ended June 14, 1999.

     (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person and NOVA.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


The following shall be added before the last paragraph of Item 6:

          The contracts, arrangements, understandings and relationships with respect to the Merger and related transactions are described in Item 4 and are incorporated by reference in response to this Item 6.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

The following shall be added after the last Exhibit in Item 7:

     15. Agreement and Plan of Merger, dated as of June 14, 1999, by and among Illinova Corporation, an Illinois corporation, Energy Convergence Holding Company, an Illinois corporation, Dynegy Acquisition Corporation, a Delaware corporation, Energy Convergence Acquisition Corporation, an Illinois corporation, and Dynegy Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

     16. Voting Agreement, dated as of June 14, 1999, by and between Illinova Corporation, an Illinois corporation, and NOVA Gas Services (U.S.) Inc., a Delaware corporation (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

     17. Registration Rights Agreement, dated as of June 14, 1999, by and among Energy Convergence Holding Company, an Illinois corporation, British Gas Atlantic Holdings BV, a Netherlands corporation, and NOVA Gas Services (U.S.) Inc., a Delaware corporation (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

     18. Affiliate Agreement, dated as of June 14, 1999, by NOVA Gas Services (U.S.) Inc., a Delaware corporation, to Energy Convergence Holding Company, an Illinois corporation.

--------------------------                             ------------------------
CUSIP NO. 26816L 10 2                 13D                     PAGE 8 OF 8 PAGES
--------------------------                             ------------------------

          After reasonable inquiry and to the best of the undersigneds' knowledge and believe, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1999

                         NOVA CHEMICALS CORPORATION


                         By:  /s/ Bentley Woudstra
                              -------------------------------------------
                              Name:     Bentley Woudstra
                              Title:    Vice President and Corporate Secretary

                         NOVA GAS SERVICES (U.S.) INC.

                         By:  /s/ Ernest V. Dean
                              -------------------------------------------
                              Name:     Ernest V. Dean
                              Title:    Secretary

                                     SCHEDULE I


       Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Gas Services (U.S.) Inc.


-----------------------------------------------------------------------------------------------------------------------------------
 NAME                      DIRECTOR/           CITIZENSHIP    PRINCIPAL                                           BUSINESS OF
                           OFFICER                            OCCUPATION           NAME AND ADDRESS OF EMPLOYER   EMPLOYER
-----------------------------------------------------------------------------------------------------------------------------------
 Ernest V. Dean            Director/Officer    U.S.           Secretary            NOVA Chemicals Inc.            See Item 2
                                                                                   400 Frankfort Road
                                                                                   Monaca, Pennsylvania
                                                                                   15061
-----------------------------------------------------------------------------------------------------------------------------------
 Jeffrey M. Lipton         Director            U.S.           President and Chief  NOVA Chemicals Corporation     See Item 2
                                                              Executive Officer    2300 - 645 7th Avenue S.W.
                                                              of NOVA Chemicals    Calgary, Alberta
                                                              Corporation          T2P 4G8
-----------------------------------------------------------------------------------------------------------------------------------
 Jack S. Mustoe            Director            Canada         Senior Vice          NOVA Chemicals Corporation     See Item 2
                                                              President, Legal     2300 - 645 7th Avenue S.W.
                                                              and General Counsel  Calgary, Alberta
                                                              of NOVA Chemicals    T2P 4G8
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 John R. Umlah             Director/Officer    U.S.           President            NOVA Chemicals Inc.            See Item 2
                                                                                   400 Frankfort Road
                                                                                   Monaca, Pennsylvania
                                                                                   15061
-----------------------------------------------------------------------------------------------------------------------------------

                                     SCHEDULE II

       Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Chemicals Corporation.


----------------------------------------------------------------------------------------------------------------------------------
                           OFFICER/                           PRINCIPAL                                          BUSINESS OF
 NAME                      DIRECTOR            CITIZENSHIP    OCCUPATION           NAME AND ADDRESS OF EMPLOYER  EMPLOYER
-----------------------------------------------------------------------------------------------------------------------------------
 Dr. F. Peter Boer         Director            U.S.           President and Chief  Tiger Scientific, Inc.        Science and
                                                              Executive Officer    47 Country Road South         technology,
                                                              of Tiger             Village of Golf, Florida      consulting and
                                                              Scientific, Inc.     33436                         investments
                                                                                   U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------
 Robert E. Dineen, Jr.     Director            U.S.           Partner of Shearman  Shearman & Sterling           Attorneys-at-Law
                                                              & Sterling           566 Lexington Avenue
                                                                                   New York. N.Y.  10022
                                                                                   U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------
 L. Yves Fortier, C.C.,    Director            Canadian       Chairman and Senior  Ogilvy Renault                Barristers and
 Q.C.                                                         Partner of Ogilvy    1981 McGill College Avenue,   Solicitors
                                                              Renault              Suite 1200
                                                                                   Montreal, PQ
                                                                                   H3A 3C1
-----------------------------------------------------------------------------------------------------------------------------------
 Kerry L. Hawkins          Director            Canadian       President of         Cargill Limited               Grain handlers
                                                              Cargill Limited      Box 5900                      and merchants,
                                                                                   300, 240 Graham Avenue        transporters and
                                                                                   Winnipeg, MB                  processors of
                                                                                   R3C 4C5                       agricultural
                                                                                                                 products
-----------------------------------------------------------------------------------------------------------------------------------
 Jeffrey M. Lipton         Director/Officer    U.S.           President and Chief  NOVA Chemicals Corporation    See Item 2
                                                              Executive Officer    2300 - 645 7th Avenue S.W.
                                                              of NOVA Chemicals    Calgary, Alberta
                                                              Corporation          T2P 4G8
-----------------------------------------------------------------------------------------------------------------------------------
 Gerald J. Maier           Director            Canadian       Chairman Emeritus    TransCanada PipeLines         Energy services
                                                              of TransCanada       Limited
                                                              PipeLines and Vice   3400, 237 Fourth Avenue S.W.
                                                              Chairman of NOVA     Calgary, Alberta
                                                              Chemicals            T2P 5A4
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 James M. Edward (Ted)     Director            Canadian       Chairman of NOVA     Newall and Associates         See Item 2
 Newall O.C.                                                  Chemicals            2015, 855 - 2nd Street S.W.
                                                              Corporation          Calgary, Alberta
                                                                                   T2P 4J8
-----------------------------------------------------------------------------------------------------------------------------------
 Dr. Nicholas Pappas       Director            U.S.           President and Chief  BioTraces, Inc.               Environmental
                                                              Executive Officer    606 Swallow Hollow Road       consulting
                                                              of BioTraces, Inc.   Centerville, Delaware  19807
                                                                                   U.S.A.
----------------------------------------------------------------------------------------------------------------------------------
 Robert L. Pierce, Q.C.    Director            U.S./Canadian  Chairman and Chief   Foothills Pipe Lines Ltd.     Pipeline
                                                              Executive Officer    c/o 33rd Floor, 707 - 8th     transportation
                                                              of Foothills Pipe    Avenue S.W.
                                                              Lines Ltd.           Calgary, Alberta
                                                                                   T2P
-----------------------------------------------------------------------------------------------------------------------------------

                                                                II-1


----------------------------------------------------------------------------------------------------------------------------------
                           OFFICER/                           PRINCIPAL                                           BUSINESS OF
 NAME                      DIRECTOR            CITIZENSHIP    OCCUPATION           NAME AND ADDRESS OF EMPLOYER   EMPLOYER
-----------------------------------------------------------------------------------------------------------------------------------
 Janice G. Rennie, F.C.A.  Director            Canadian       President of         Research Technology            Technology
                                                              Research Technology  Management Inc.                consulting
                                                              Management Inc.      720 University Extension
                                                                                   Centre
                                                                                   8303 - 112 Street
                                                                                   Edmonton, Alberta
                                                                                   T6G 1K4
-----------------------------------------------------------------------------------------------------------------------------------
 Joseph D. Thompson        Director            Canadian       Chairman of PCL      PCL Construction Group Inc.    General
                                                              Construction Group   5410 - 99th Street             construction
                                                              Inc.                 Edmonton, Alberta              contractors
                                                                                   T6E 3P4
-----------------------------------------------------------------------------------------------------------------------------------
 A. Terence Poole          Officer             Canadian       Executive Vice       NOVA Chemicals Corporation     See Item 2
                                                              President, Finance   2300 - 645 7th Avenue S.W.
                                                              and Strategy of      Calgary, Alberta
                                                              NOVA Chemicals       T2P 4G8
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 Daniel W. Boivin          Officer             Canadian       Senior Vice          NOVA Chemicals Corporation     See Item 2
                                                              President and        2300 - 645 7th Avenue S.W.
                                                              President, Olefins/  Calgary, Alberta
                                                              Polyolefins of NOVA  T2P 4G8
                                                              Chemicals
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 Wes W. Lucas              Officer             U.S.           Senior Vice          NOVA Chemicals Inc.            Manufacturing and
                                                              President and        400 Frankfort Road             marketing of
                                                              President,           Monaca, Pennsylvania           commodity
                                                              Styrenics of NOVA    15061                          chemicals
                                                              Chemicals
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 Wayne E. Lunt             Officer             Canadian       Senior Vice          NOVA Chemicals Corporation     See Item 2
                                                              President and Chief  2300 - 645 7th Avenue S.W.
                                                              Financial Officer    Calgary, Alberta
                                                              of NOVA Chemicals    T2P 4G8
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 Lawrence A. MacDonald     Officer             Canadian       Senior Vice          NOVA Chemicals Corporation     See Item 2
                                                              President,           2300 - 645 7th Avenue S.W.
                                                              Manufacturing East   Calgary, Alberta
                                                              of NOVA Chemicals    T2P 4G8
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 Jack S. Mustoe            Officer             Canadian       Senior Vice          NOVA Chemicals Corporation     See Item 2
                                                              President, Legal     2300 - 645 7th Avenue S.W.
                                                              and General Counsel  Calgary, Alberta
                                                              of NOVA Chemicals    T2P 4G8
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 Sheila H. O'Brien         Officer             Canadian       Senior Vice          NOVA Chemicals Corporation     See Item 2
                                                              President, Human     2300 - 645 7th Avenue S.W.
                                                              Resources, Public    Calgary, Alberta
                                                              Affairs and          T2P 4G8
                                                              Investor Relations
                                                              of NOVA Chemicals
                                                              Corporation

-----------------------------------------------------------------------------------------------------------------------------------
 Dale H. Spiess            Officer             U.S.           Senior Vice          NOVA Chemicals Inc.            Manufacturing and
                                                              President,           200 Cliff Mine Road            marketing of
                                                              Polyethylene Sales   Pittsburgh, Pennsylvania       commodity
                                                              and Marketing of     15275                          chemicals
                                                              NOVA Chemicals
                                                              Corporation

-----------------------------------------------------------------------------------------------------------------------------------
 John L. Wheeler           Officer             U.S.           Senior Vice          NOVA Chemicals Corporation     See Item 2
                                                              President and        2300 - 645 7th Avenue S.W.
                                                              Chief Information    Calgary, Alberta
                                                              Officer of NOVA      T2P 4G8
                                                              Chemicals
                                                              Corporation
-----------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBIT INDEX


     EXHIBIT


     15. Agreement and Plan of Merger, dated as of June 14, 1999, is by and among Illinova Corporation, an Illinois corporation, Energy Convergence Holding Company, an Illinois corporation, Dynegy Acquisition Corporation, a Delaware corporation, Energy Convergence Acquisition Corporation, an Illinois corporation, and Dynegy Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

     16. Voting Agreement, dated as of June 14, 1999, by and between Illinova Corporation, an Illinois corporation, and NOVA Gas Services (U.S.) Inc., a Delaware corporation (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

     17. Registration Rights Agreement, dated as of June 14, 1999, by and among Energy Convergence Holding Company, an Illinois corporation, British Gas Atlantic Holdings BV, a Netherlands corporation, and NOVA Gas Services (U.S.) Inc., a Delaware corporation (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

     18. Affiliate Agreement, dated as of June 14, 1999, by NOVA Gas Services (U.S.) Inc., a Delaware corporation, to Energy Convergence Holding Company, an Illinois corporation.